Mail Stop 6010


	January 25, 2006


Bruce Hahn
Chief Executive Officer
American Telecom Services, Inc.
2466 Peck Road
City of Industry, California 90601

Re:	American Telecom Services, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed January 13, 2006
	File No. 333-129361

Dear Mr. Hahn:

      We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1. If you intend to list your securities on a national securities exchange, such as The American Stock Exchange, please provide the information required by Item 501 of Regulation S-K.

Prospectus Summary, page 1

2. We note your response to prior comments 3 and 11. Please revise your disclosure here and elsewhere in the prospectus, as applicable, to include an estimate of total expenses for the period. We note they were quite significant for quarter ended September 30, 2005.



3. We have received materials in support of your response to prior comment 6 from our letter dated November 23, 2005 and we reissue that comment in part.
* Please provide us with the Jupiter Research report cited in the first line on page 2;
* Disclose the industry source cited in the first paragraph on page
30; and
* Tell us whether all of the industry sources cited in your prospectus have consented to your use of their information, and whether any cited reports were prepared specifically for your use.

Certain Transactions, page 43

4. Revise your disclosure to state whether you believe the terms of the Marketing and Consulting Agreement with Future Marketing, LLC are on terms that are fair and reasonable to you and no less favorable to you than could have been obtained in an arm`s length transaction with a non-affiliate.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact at Praveen Kartholy at (202) 551-3778 or Lynn
Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Donald
C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

      Sincerely,



Peggy Fisher
Assistant Director


cc (via fax):  	Ira Roxland, Esq., Sonnenschein Nath &
Rosenthal
LLP

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Bruce Hahn
American Telecom Services, Inc.
January 25, 2006
Page 1